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Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

		For the Year Ended December 31,
	For the Three Months Ended March 31, 2004
		2003(1)	2002	2001	2000	1999
Fixed Charges
Interest expensed	$1,063,495	$4,304,801	$4,329,869	$4,479,712	$4,036,891	$3,608,220
Amortization of debt financing costs	71,944	287,946	260,925	270,979	255,943	209,977

Total Fixed Charges	1,135,439	4,592,747	4,590,794	4,750,691	4,292,834	3,818,197

Earnings Available for Fixed Charges
Net income	18,653	4,360,781	989,523	2,488,100	2,605,897	2,066,619
Fixed charges	1,135,439	4,592,747	4,590,794	4,750,691	4,292,834	3,818,197

Total Earnings Available for Fixed Charges	$1,154,092	$8,953,528	$5,580,317	$7,238,791	$6,898,731	$5,884,816

Ratio of earnings to fixed charges	1.02	1.95	1.22	1.52	1.61	1.54

(1)
America First Apartment Investors, Inc. commenced operations on January 1, 2003 when it merged with America First Apartment Investors, L.P. Data for periods prior to January 1, 2003 are of America First Apartment Investors, L.P. as our predecessor.

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  Exhibit 12.1